BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2016

Name of applicant:RELX PLC
Name of scheme:RELX Group plc 2003 SAYE Share Option Scheme
Period of return:From: 1 January 2016	To:	30 June 2016
Balance of unallotted securities under scheme(s) from previous return:	715,416

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 35,761

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 679,655

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2016

Name of applicant:RELX PLC
Name of scheme:RELX Group plc 2013 SAYE Share Option Scheme
Period of return:From: 1 January 2016	To:	30 June 2016
Balance of unallotted securities under scheme(s) from previous return:	169,810

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 300,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 36,461

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 433,349

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2016

Name of applicant:RELX PLC
Name of scheme:RELX Group plc Executive Share Option Scheme 2003
Period of return:From: 1 January 2016	To:30 June 2016
Balance of unallotted securities under scheme(s) from previous return:	3,134,436

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 778,833

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 2,355,603

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2016

Name of applicant:RELX PLC
Name of scheme:RELX Group plc Executive Share Option Scheme 2013
Period of return:From: 1 January 2016To:	30 June 2016
Balance of unallotted securities under scheme(s) from previous return:	155,980

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 300,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 259,998

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 195,982

Name of contact:	Sylvia Sutherland
Telephone number of contact:	020 7166 5528